June 15, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. John Cannarella and Mr. Karl Hiller

Re:	Ranger Oil Corporation
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 8, 2022
File No. 001-13283

Dear Mr. Cannarella and Mr. Hiller:

On behalf of Ranger Oil Corporation (“Ranger Oil” or the “Company”), we are providing the following response to the comments on the above-referenced reports provided by staff members (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter dated June 1, 2022. To assist in your review, we have included the heading and comment from that letter in italics followed by the Company’s response in regular typeface.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 57

1.

We note that you report within earning releases filed on Form 8-K (e.g. as on March 8, 2022 and May 4, 2022) the non-GAAP measures of Discretionary Cash Flow and Free Cash Flow, along with a compound reconciliation based on your non-GAAP measure of Adjusted EBITDAX, contrary to the requirements in §244.100 of Regulation G, which requires, for each non-GAAP measure that you report, (i) a presentation of the most directly comparable GAAP financial measure, and (ii) a reconciliation between the most directly comparable GAAP financial measure and the non-GAAP measure.

Given your characterization of the measures as representing cash flows, also considering that your measure of Free Cash Flow is derived from your measure of Discretionary Cash Flow, and is described as illustrating your ability to generate cash flows from the business, it appears that you should utilize Net cash provided by operating activities in accordance with GAAP as the most directly comparable GAAP financial measure. Please submit the revisions that you propose for future earnings releases having these non-GAAP measures to comply with the aforementioned requirements.

Response:

The Company respectfully acknowledges the Staff’s comments and advises the Staff that, in future earnings releases, the Company will, in consideration of how this measure is calculated, present the measure as Adjusted Free Cash Flow, rather than Free Cash Flow. Further, when presenting Adjusted Free Cash Flow, the Company will include (i) a presentation of Net cash provided by operating activities (calculated in accordance with GAAP), as the most directly comparable GAAP financial measure, and (ii) a reconciliation between Net cash provided by operating activities (calculated in accordance with GAAP), as the most directly comparable GAAP financial measure, and Adjusted Free Cash Flow, with disclosure substantially similar to the following:

Adjusted Free Cash Flow is a non-GAAP financial measure that management believes illustrates our ability to generate cash flows from our business that are available to be returned to our providers of financing capital. Adjusted Free Cash Flow is defined as net cash provided by operating activities (a GAAP measure), adjusted for: gains (losses) on extinguishment of debt, cash paid for acquisitions (net of cash acquired), cash paid for capital expenditures, cash proceeds from sales of assets, (discounts) premiums associated with proceeds of debt offerings, assumption (repayments) of acquired and other debt, proceeds from noncontrolling interests (net of transaction/issuance costs paid), withholding taxes for share-based compensation and debt issue costs paid. Pro Forma Adjusted Free Cash Flow is defined as Adjusted Free Cash Flow and includes changes to beginning Net debt to incorporate the effects of the Juniper transactions and Lonestar Acquisition.

We believe Adjusted Free Cash Flow is commonly used by investors and professional research analysts for the valuation, comparison, rating, investment recommendations of companies in many industries. We believe Pro Forma Adjusted Free Cash Flow provides useful information to investors and analysts for assessing the Company’s financial performance and ability to generate cash from its operations. Adjusted Free Cash Flow and Pro Forma Adjusted Free Cash Flow should be considered as a supplement to Net cash provided by operating activities as a measure of our liquidity.

	Three Months Ended	Year Ended
	March 31, 2022	December 31, 2021
Net cash provided by operating activities:	$133,835	$289,025
Gains (losses) on extinguishment of debt	2,157	—
Cash paid for acquisitions, net of cash acquired	—	11,009
Cash paid for capital expenditures	(71,173)	(256,343)
Cash proceeds from sales of assets	656	160
(Discounts) premiums associated with proceeds of debt offerings	—	(3,928)
Assumption (repayments) of acquired and other debt	(83)	(251,857)
Proceeds from noncontrolling interests, net of transaction/issuance costs paid	—	141,861
Withholding taxes for share-based compensation	(445)	(656)
Debt issue costs paid	(113)	(14,367)

Adjusted Free Cash Flow	$64,834	$(85,096)

Pro Forma changes in Net debt [1]	—	194,163

Pro Forma Adjusted Free Cash Flow [1]	$64,834	$109,067

[1]

Net debt at the beginning of the period has been adjusted for the pro forma net effects of the Lonestar Acquisition and Juniper transactions, as applicable. See the following tables later in this release for reconciliation of Net debt and explanations of the pro forma adjustments to Net debt.

The Company further advises that, because Discretionary cash flow was only presented in order to calculate Free Cash Flow from Adjusted EBITDAX (and ultimately from net income), we will no longer present the non-GAAP financial measure of Discretionary cash flow going forward.

Financial Statements

Note 3 - Summary of Significant Accounting Policies

Noncontrolling Interest, page 76

2.

We note your disclosure explaining that the noncontrolling interest represents the ownership interest held by Juniper and that when your relative ownership interest in the partnership changes, adjustments to noncontrolling interest and additional paid-in-capital will occur. We also understand from your disclosure in the third paragraph on page 81 that you regard the partnership as a VIE and Ranger Oil as the primary beneficiary, and have consolidated the partnership on this basis.

You indicate that the common units are “optionally redeemable” by the holder for a fixed number of shares on a one-for-one basis, that there is no fixed or determinable date or fixed or determinable price for redemption, and that you may settle redemption with either cash or Class A common shares.

Please expand your disclosures under Principles of Consolidation on page 74 and Noncontrolling interest on page 76, as appropriate, to describe (i) the structure of your arrangement with the partnership, its direct investors, and the general partner, (ii) the significant judgments and assumptions made in your primary beneficiary assessment, and (iii) qualitative and quantitative information about your involvement with the partnership to comply with FASB ASC 810-10-50-5A.

This information should include quantification of the economic interests held by Ranger Oil in the VIE during the periods covered by your report, an outline of the circumstances under which it is reasonably possible that your relative ownership interest would change, and an explanation of how any cash settlement amounts would be determined and considered in making a settlement election in response to a redemption notice.

Response:

The Company respectfully acknowledges the Staff’s comments, and the Company will expand our disclosures in applicable future filings by including disclosure substantially similar to the following:

Principles of Consolidation

Our consolidated financial statements include the accounts of Ranger Oil and all of its subsidiaries. Intercompany balances and transactions have been eliminated.

In January 2021, Ranger Oil completed a reorganization into an Up-C structure with JSTX Holdings, LLC (“JSTX”) and Rocky Creek Resources (“Rocky Creek”), which are affiliates of Juniper Capital Advisors, L.P. (“Juniper Capital” and, together with JSTX and Rocky Creek, “Juniper”). Under the Up-C structure, Juniper owns all of the shares of Class B common stock, par value $0.01 per share, in the Company (the “Class B Common Stock”) which are non-economic voting only shares of the Company. Juniper’s economic interest in the Company is held through its ownership of limited partner interests (the “Common Units”) in the Company’s partnership subsidiary, PV Energy Holdings, L.P. (the “Partnership”). See Note 4 – Juniper Transactions for discussion around the initial contributions to the Partnership by the Company and Juniper. Pursuant to the amended and restated limited partnership agreement of the Partnership (the “Partnership Agreement”), the Company’s ownership of Common Units in the Partnership at all times equals the number of shares of the Company’s Class A common stock, par value $0.01 per share, in the Company (the “Class A Common Stock”) then outstanding, and Juniper’s ownership of Common Units in the Partnership at all times equals the number of shares of Class B Common Stock then outstanding. The Partnership was formed for the purpose of executing the Company’s re-organization with Juniper into an Up-C structure. The Partnership, through its subsidiaries, owns, operates, and manages oil and gas properties in Texas and manages the Company’s outstanding debt and derivative instruments. The Company’s wholly-owned subsidiary, PV Energy Holdings, GP LLC (the “GP”), is the general partner of the Partnership. Subsidiaries of the Partnership own and operate all our oil and gas assets. Ranger Oil and the Partnership are holding companies with no other operations, material cash flows, or material assets or liabilities other than the equity interests in their subsidiaries.

The Common Units are redeemable (concurrently with the cancellation of an equivalent number of shares of Class B Common Stock) by Juniper at any time on a one-for-one basis in exchange for shares of Class A Common Stock or, if the Partnership elects, cash based on the 5-day average volume-weighted closing price for the Class A Common Stock immediately prior to the redemption. In determining whether to make a cash election, the Company would consider the interests of the holders of the Class A Common Stock, the Company’s financial condition, results of operations, earnings, projections, liquidity and capital requirements, management’s assessment of the intrinsic value of the Class A Common Stock, the trading price of the Class A Common Stock, legal requirements, covenant compliance, restrictions in the Company’s debt agreements and other factors it deems relevant.

The Partnership is considered a variable interest entity for which the Company is the primary beneficiary. The Company has benefits in the Partnership through the Common Units, and it has power over the activities most significant to the Partnership’s economic performance through its 100% controlling interest in the GP (which, accordingly, is acting as an agent on behalf of the Company).    This conclusion was based on a qualitative analysis that considered the Partnership’s governance structure and the GP’s control over operations of the Partnership. The GP manages the business and affairs of the Partnership, including key Partnership decision-making, and the limited partners do not possess any substantive participating or kick-out rights that would allow Juniper to block or participate in certain operational and financial decisions that most significantly impact the Partnership’s economic performance or that would remove the GP. As such, because the Company has both power and benefits in the Partnership, the Company determined it is the primary beneficiary of the Partnership and consolidates the Partnership in the Company’s consolidated financial statements. The Company reflects a noncontrolling interest in the consolidated financial statements based on the proportion of Common Units owned by Juniper relative to the total number of Common Units outstanding. The noncontrolling interest is presented as a component of equity.

Noncontrolling interest

Noncontrolling interest in the accompanying consolidated financial statements represents the ownership interest held by Juniper in the Partnership and is presented as a component of equity. The noncontrolling interest percentage may be affected by the issuance of shares of Class A Common Stock, repurchases or cancellation of Class A Common Stock, the exchange of Class B Common Stock and the redemption of Common Units (and concurrent cancellation of Class B Common Stock), among other things. The percentage is based on the proportionate number of Common Units held by Juniper relative to the total Common Units outstanding. As of December 31, 2021, the Company owned 21,090,259 Common Units, representing a 48.3% limited partner interest in the Partnership, and Juniper owned 22,548,998 Common Units, representing the remaining 51.7% limited partner interest. Prior to the Lonestar Acquisition in October 2021 in which 5,749,508 shares of Class A Common Stock were issued as consideration, the Company owned 15,338,745 Common Units, representing a 40.5% limited partner interest in the Partnership, and Juniper owned 22,548,998 Common Units, representing the remaining 59.5% limited partner interest.

When the Company’s relative ownership interest in the Partnership changes, adjustments to noncontrolling interest and additional paid-in-capital, tax effected, will occur. Because these changes in the ownership interest in the Partnership do not result in a change of control, the transactions are accounted for as equity transactions under ASC Topic 810, Consolidation, which requires that any differences between the carrying value of the Company’s basis in the Partnership and the fair value of the consideration received are recognized directly in equity and attributed to the controlling interest. Additionally, based on the Partnership Agreement, there are no substantive profit sharing arrangements that would cause distributions to be other than pro rata. Therefore, profits and losses are attributed to the common shareholders and noncontrolling interest pro rata based on ownership interests in the Partnership.

Note 4 - Transactions, page 78

3.

We note that you disclose the purchase price allocation for your acquisition of Lonestar Resources US Inc. on page 79, and ascribe the $163.2 million purchase price to the shares issued to complete the transaction in your Statements of Equity on page 73, where you also report a reclassification of $57.6 million from paid-in-capital to noncontrolling interest, which is labeled as “Change in ownership related to the Lonestar Acquisition.”

This amount appears to correspond to disclosure in Note 17 - Earning Per Share on page 101, where it is described as “Change in ownership of consolidated subsidiaries” and is utilized to reduce Net income (loss) attributable to common shareholders, to yield an amount that is labeled “Change from net income (loss) attributable to common shareholders and transfers to Noncontrolling interest.” However, the utility of that computation and result is unclear from the accompanying disclosures.

In your footnote to the table, you explain that the adjustment is made “...to reflect the change in ownership structure that was effective at October 5, 2021 relating to the noncontrolling interest arising from the Juniper Transactions on January 15, 2021,” and on page 82 you also indicate that a change in ownership of the noncontrolling interest occurred in connection with the acquisition of Lonestar.

Tell us how the adjustment is correlated with both the Lonestar and Juniper transactions as suggested by your disclosures and labeling, explain how the amount is utilized in or associated with your earnings per share computations, and if you have apportioned equity in your acquisition of Lonestar Resources US Inc. to the noncontrolling interest holders established earlier in 2021, tell us why this does not appear in your purchase price allocation on page 79, considering FASB ASC 805-20-50-1(e) and FASB ASC 805-10-55-41 (Example 5), or in the pro forma presentation that you provided on page 134 of the August 23, 2021 Form S-4 to illustrate the effects of the transaction.

Submit the revisions that you propose to address the forgoing concerns, as would clarify the origins, associations, and relevance of the adjustment, along with the manner of computation. Please clarify the extent and manner of any change in the percentage of the noncontrolling interest in the partnership during the period.

Response:

The Company respectfully acknowledges the Staff’s comments, and the Company will expand our disclosures in applicable future filings to clarify the nature of the change in ownership interest of the noncontrolling interest. The change in noncontrolling ownership interest is due to the Company issuing Class A Common Stock in connection with the Lonestar Acquisition in which 5,749,508 shares of the Class A Common Stock of the Company were issued and, in accordance with the Partnership Agreement, an equivalent number of Common Units were issued to the Company resulting in a change in the proportionate share of Common Units held by the Company relative to Juniper as there were no additional Common Units in the Partnership issued to Juniper. As a result, the Company’s ownership in the Partnership increased. The Company considered ASC 810-45-23, which states in part that “Changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions (investments by owners and distributions to owners acting in their capacity as owners). Therefore, no gain or loss shall be recognized in consolidated net income or comprehensive income. The carrying amount of the noncontrolling interest shall be adjusted to reflect the change in its ownership interest in the subsidiary.” Accordingly, the carrying amount of the noncontrolling interest was decreased from 59.5% to 51.7% following the issuance of Class A Common Stock as consideration in the Lonestar Acquisition. The total net change in noncontrolling ownership interest of $57.6 million was based on the lower noncontrolling interest proportionate share of total equity at October 5, 2021, the Lonestar Acquisition date, representing a decrease of $32.1 million, and the noncontrolling interest’s proportionate share of the fair value of net assets acquired in the Lonestar Acquisition of $173.6 million (an increase of $89.7 million). Therefore, the only impact to earnings per share computation is related to the changes in the relative ownership interests.

The Company also considered the additional disclosure requirements of ASC 810-10-50-1A(d) when a parent’s ownership interest in a subsidiary changes during the period, which requires “a separate schedule that shows the effects of any changes in a parent’s ownership interest in a subsidiary on the equity attributable to the parent.” Furthermore, the Company reviewed the implementation guidance and illustration in Example 2 of paragraph 810-10-55-4M that provides an example of such schedule. Accordingly, we propose to add clarifying language to indicate that the adjustment to noncontrolling interest is not based on any acquisition of noncontrolling interest included in the net assets acquired in the business combination related to the Lonestar Acquisition, but, rather, as a result of the issuance of Class A Common Stock in connection with the Lonestar Acquisition, inclusive of its proportionate share of the fair value of net assets acquired. In future applicable filings, we will include the disclosure under the heading Note 15, Shareholders’ Equity, rather than Note 17 – Earnings Per Share so that it reads substantially as follows:

Change in Ownership of Consolidated Subsidiaries

As discussed in Note 1 and Note 4, on October 5, 2021, the Company completed its acquisition of Lonestar in an all-stock transaction. In accordance with the terms of the Merger Agreement, Lonestar shareholders received 0.51 shares of Penn Virginia common stock for each share of Lonestar common stock held immediately prior to the effective time of the Lonestar Acquisition, totaling approximately $173.6 million.

In connection with the Lonestar Acquisition, 5,749,508 shares of Class A Common Stock of the Company were issued and, in accordance with the Partnership Agreement, an equivalent number of Common Units were issued to the Company resulting in a change in the proportionate share of Common Units held by the Company relative to Juniper as no additional Common Units in the Partnership were issued to Juniper. As such and effective upon the close of the Lonestar Acquisition, we recognized an adjustment to the carrying amount of noncontrolling interest and a corresponding adjustment to Class A Common Shareholders’ equity of $57.6 million to reflect the revised ownership percentage of total equity, inclusive of Juniper’s revised proportionate share of the fair value of net assets acquired in connection with the Lonestar Acquisition effective October 5, 2021. See Note 3 for further discussion.

The following table summarizes the effects of changes in the Company’s ownership interest in the Partnership during the period:

	Year Ended December 31,
	2021	2020	2019
Net income (loss) attributable to common shareholders	$40,229	$(310,557)	$70,589

Transfers (to) from the noncontrolling interest, net [1]	(57,604)	N/A	N/A

Change from net income (loss) attributable to common shareholders and net transfers to Noncontrolling interest	$(17,375)	$(310,557)	$70,589

[1]

The year ended December 31, 2021 includes a net transfer to Noncontrolling interest of $57.6 million related to (i) the Class A common stock issuances and (2) the relative proportionate share of net assets acquired in the Lonestar Acquisition with a corresponding adjustment to Additional paid-in-capital. This equity adjustment had no impact on earnings other than a resulting decrease to the noncontrolling interest proportionate share of net income (loss) and a corresponding increase to the proportionate share of net income (loss) attributable to common shareholders. See Note 3 and Note 4 for further details.

Note 15 - Shareholders’ Equity, page 97

4.

We understand that you effected a recapitalization on October 6, 2021 in which two classes of common shares replaced the then outstanding common and preferred shares, and we see that you have made corresponding changes in your parenthetical notations of the outstanding numbers of Class A and Class B common shares on page 71.

Accordingly, it appears that you should revise your Statements of Equity on page 73 (i) to identify the share activity that you currently report as representing the Class A common shares, and (ii) to add columns for the shares and amounts corresponding to the Class B common shares, to satisfy the disclosure requirements of FASB ASC 505-10-50-2, also consistent with guidance in SAB Topic 4:C and Rule 3-04 of Regulation S-X.

Please also expand your disclosures under this heading to cover the pertinent rights and privileges of the Class A and Class B common shares, as may encompass and summarize the economic, voting, and redemption provisions associated with these instruments, as outlined in Exhibit 3.1 to the Form 10-K, referencing Exhibit 3.2 to the Form 8-K that you filed on October 7, 2021, to comply with FASB ASC 505-10-50-3.

Response:

The Company respectfully acknowledges the Staff’s comments and will include in applicable future filings a reconciliation of the share activity for the Class A Common Stock and add columns for the shares and amounts corresponding to the Class B Common Stock within our Statements of Equity, in each case by including disclosure substantially similar to the following:

	Preferred Stock	Class A Common Shares Outstanding	Class A Common Stock	Class B Common Shares Outstanding	Class B Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
December 31, 2020	$—	15,200	$152	—	$—	$203,463	$9,354	$(131)	$—	$212,838
Net income	—	—	—	—	—	—	40,229	—	58,689	98,918
Issuance of preferred stock	2	—	—	—	—	—	—	—	—	2
Issuance of Noncontrolling interest	—	—	—	—	—	(50,068)	—	—	229,620	179,552
Share-based compensation	—	—	—	—	—	15,589	—	—	—	15,589
Restricted stock unit vesting	—	140	2	—	—	(658)	—	—	—	(656)
Exchange of preferred stock into Class B Common Stock	(2)	—	—	22,549	2	—	—	—	—	—
Issuance of common stock related to the Lonestar Acquisition [1]	—	5,750	575	—	—	162,607	—	—	—	163,182
Changes in ownership, net	—	—	—			(57,604)	—	—	57,644	40
All other changes	—	—	—	—	—	—	—	20	23	43

December 31, 2021	$—	21,090	$729	22,549	$2	$273,329	$49,583	$(111)	$345,976	$669,508

[1]	Includes $4.5 million attributed to pre-combination services for replacement awards issued in connection with the Lonestar acquisition. See Note 4 and Note 16 for further details.

In future applicable filings, we will revise the disclosure under the heading Note 15 - Shareholders’ Equity—Capital Stock, so that it reads substantially as follows:

Capital Stock

The Company has two classes of common stock: Class A Common Stock, par value $0.01 per share, and Class B Common Stock, par value $0.01 per share. The holders of record of Class A Common Stock and Class B Common Stock vote together as a single class on all matters on which holders of Class A Common Stock and Class B Common Stock are entitled to vote; except that certain directors are elected by holders of a majority of the shares of Class B Common Stock voting as a separate class.

The holders of Class A Common Stock have no preemptive rights to purchase shares of Class A Common Stock. Shares of Class A Common Stock are not subject to any redemption or sinking fund provisions and are not convertible into any of the Company’s other securities. In the event of the Company’s voluntary or involuntary liquidation, dissolution or winding up, holders of Class A Common Stock will share equally in the assets remaining after it pays its creditors and preferred shareholders. Holders of Class A Common Stock are entitled to receive dividends when and if declared by the Board of Directors.

Shares of Class B Common Stock are non-economic interests in the Company, and no dividends can be declared or paid on the Class B Common Stock. The holders of Class B Common Stock have no preemptive rights to purchase shares of Class B Common Stock. Shares of Class B common stock are not subject to any redemption or sinking fund provisions. In the event of the Company’s voluntary or involuntary liquidation, dissolution or winding up, after payment or provision for payment of its debts and other liabilities, the holders of Class B Common Stock will be entitled to receive, out of its assets or proceeds thereof available for distribution to our shareholders, before any distribution of such assets or proceeds is made to or set aside for the holders of Class A Common Stock and any other of the Company’s stock ranking junior to the Class B Common Stock as to such distribution, payment in full in an amount equal to $0.0001 per share of Class B Common Stock. With exception of the aforementioned distribution, the holders of shares of Class B Common Stock will not be entitled to receive any of the Company’s assets in the event of its voluntary or involuntary liquidation, dissolution or winding up.

The Company’s Class B Common Stock is not convertible into any of the Company’s other securities. However, if a holder exchanges one common unit of the Partnership, for one share of the Company’s Class A Common Stock, it must also surrender to the Company a share of its Class B Common Stock for each common unit exchanged.

As of December 31, 2021, the Company had (i) 110,000,000 authorized shares of Class A Common Stock, par value $0.01 per share, and 21,090,259 shares of Class A Common Stock issued and outstanding, (ii) 30,000,000 authorized shares of Class B Common Stock, par value $0.01 per share, and 22,548,998 shares of Class B Common Stock issued and outstanding, and (iii) 5,000,000 authorized shares of preferred stock, par value $0.01 per share, and no shares of preferred stock were issued or outstanding.

As of December 31, 2021, the Company had not paid any cash dividends on its common stock. In addition, the Company’s Credit Facility and the Indenture have restrictive covenants that limit its ability to pay dividends.

*    *     *

Should you have any further questions on the above, please do not hesitate to contact me at 713-722-6677.

Sincerely,

/s/ Katherine J. Ryan

Katherine J. Ryan

Vice President, Chief Legal Counsel and Corporate Secretary

cc: Russell T Kelley, Jr., Senior Vice President, Chief Financial Officer and Treasurer

Hillary Holmes, Gibson, Dunn & Crutcher LLP